June 16, 2005

By Facsimile and U.S. Mail

Joseph A. Coco
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Jonathan L. Friedman
Jonathan Ko
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071

Re:	National Property Investors III, Fox Strategic Housing
	Income Properties
      Century Properties Fund XIV, XV, XIX, and XXII, Davidson
	Income Real Estate LP, and Davidson Growth Plus LP
      Amended Schedule TO-T/13E-3s
      Filed June 7, 2005 by AIMCO Properties LP, et al.

Dear Messrs. Coco, Friedman and Ko:

	We have the following comments on the above-referenced filings. Please make corresponding changes to and provide similar information for each of the above-referenced filings in response to these comments, where applicable. Please note that the page numbers used here correspond to the page numbers of the courtesy copies you submitted in your letter dated June 13, 2005.

Century Properties Fund XIX
Davidson Income Real Estate, L.P.

1. We note the additional disclosure regarding the appraisals performed by CBRE in 2003. On page 39 of the CPF XIX offer that you list as a positive factor the fact that your "estimate of the gross property value for Misty Woods Apartments is approximately $23,093 higher than the sales price for the property in the purchase and sale contract dated May 19, 2005" (emphasis added). We note from page
13 of that offer that you subtract a prepayment penalty from the gross property value in calculating your determination of the value of a partnership unit. It is unclear whether it is appropriate to compare the gross property value to the sales price, because it is unclear whether the prepayment penalty would be charged if the property were sold. Please disclose whether the partnership would be required to pay a prepayment penalty on the mortgage of that property if it were sold in accord with the current sale contract. Also, with a view toward disclosure, tell us whether the prepayment penalty applies in all cases. In addition, please disclose whether any of the other itemized additions or subtractions from the net property value, as outlined on page 14, would differ if this property were sold under the current contract. Disclose the estimated transaction costs associated with the sale, to whom they are paid and how they are allocated among the properties to be sold. It is unclear whether your estimated value or the actual contract price would provide a higher valuation of the partnership.

2. Provide similar information for the tender offer for units of National Property Investors III. We note the discussion on page
27 regarding the general partner`s views of the value of the partnership as determined by you versus the actual sale price. This disclosure is unclear for two reasons. First, you state that the "net equity value distributable to limited partners would have resulted in a lower offer price," however, it is unclear how you have calculated the "net equity value distributable." For example, do you mean that, once the sales proceeds were distributed to unit holders, the partnership would be worth less? Do you mean that the net proceeds from the sale, after transaction costs, would be less than the starting point of your valuation, and therefore the limited partnership units would be valued less before any distribution resulting from the sale?

Second, it is unclear how the general partner reached this conclusion without additional information. Please revise the document to provide the basis for this statement. Disclose the expected transaction costs associated with this sale. We note that the property is being sold in a bundle with other properties. We also note the disclosure of additional information in a Form 8-K filed
May 25, 2005, much of which is not included in this offer. With a view toward disclosure, tell us how the transaction costs charged to this property are determined, who makes the determination, and to whom you will pay the transaction costs. For example, will the transaction costs be owed to your affiliates? We note that, absent a prepayment penalty and with all other expenses and additions (as indicated on page 13) remaining the same, the value per unit based on the disclosed sale price of Pinetree Apartments would be $208.49 per unit, which is approximately 17% higher than the current offer price.

3. You provide liquidation value as a means for unit holders to assess your offer. Tell us what consideration you have given to calculating liquidation value (see pages 20-21 of the NPI III offer) using the sale price of the property under contract for each partnership rather than, or in addition to, the value determined by the appraiser in 2003.

4. On page 40 you state that the general partner has determined that offer price is fair despite the higher appraised values, in part, because "the general partner believes that appraisals obtained by lenders in connection with refinancings, such as those prepared by CBRE, tend to overstate actual property values somewhat." Expand this disclosure to clarify the general partner`s conclusion and the basis for its conclusion.

5. We note from the partnership`s Form 8-Ks dated May 19, 2005 and June 3, 2005 that it refinanced a mortgages on the Greenspoint and Sandspoint properties owned by CPF XIX. The risk factor on page
11, the disclosure on page 43, and the disclosure on pages 61-62 do not appear to agree. Please revise or advise. Also tell us whether you or, to your knowledge, the lenders obtained appraisals for either of these properties in connection with the refinancing, and whether you know the value of any appraisal or have obtained or been offered a copy of any appraisal. Finally, please tell us whether the general partner received fees or other compensation in connection with the refinancings. We note the fees paid in connection with prior refinancings, which are disclosed on page 42 of this offer.

6. In addition, we note that the new mortgage on the Greenspoint property has a principal amount of $11 million, replacing the prior mortgage, which had an outstanding principal balance of $7,981,000. In the Form 8-K for Sandspoint, you report that a mortgage for $11 million replaces a mortgage with a principal amount outstanding of $8,859,000. We note that you have not revised your disclosure to reflect these changes. For example, it appears you should revise the disclosure to reflect the partnership`s plans for the excess cash, if any, received in these refinancings. Also tell us whether the excess cash could be distributed to limited partners pursuant to the partnership agreement. In addition, we note that you subtract mortgage debt in calculating the net equity value per unit and the liquidation value per unit of the partnership, but the mortgage debt figure has not changed since you first filed this offer in February 2005. Please tell us whether the refinancings or any other factors materially change your assessment of the value of the partnership since the offer was filed.

      Fox Strategic Housing Income Partners
      Century Properties Fund XV

7. We note the information added in this amendment regarding prior purchases by Mr. Ira Gaines. Tell us whether these purchases were through a tender offer. If so, it appears that you should revise the table on page 14 to reflect this tender offer

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions